UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April and June 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Disposition of Assets

On June 22, 2023, Visionary Education Technology Holdings Group Inc. (the “Company”) sold its warehouse located at 41 Metropolitan Road E., Toronto, Canada (the “41 Metropolitan Building”) for CAD18 million to an unrelated purchaser for cash. The 41 Metropolitan Building was acquired by the Company in 2019 when the Company acquired 123 Real Estate Development Ontario Ltd., an affiliated company under common ownership with Ms. Fan Zhou, our chairman and chief executive officer. The 41 Metropolitan Building carried mortgages in the aggregate amount of approximately CAD13.6 million. The net proceeds of cash to the Company from the sale of the 41 Metropolitan Building was approximately CAD4.3 million. The Company sold its 41 Metropolitan Building to reduce its real estate holdings.

Resignation of Officer

On April 27, 2023, John Kuhn notified Visionary Education Technology Holdings Group Inc. (the “Company”) of his resignation as its executive vice president and chief operating officer, effective immediately. The Company thanks Mr. Kuhn for his service on the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: June 29, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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